Exhibit 12.1

FLY LEASING LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	For the year ended December 31,					For the six months ended June 30,
	2012	2013	2014	2015	2016	2017
Fixed Charges:
Interest expense (1)	$142,491	$120,399	$142,519	$145,448	$123,161	$63,723

Earnings:
Net income (loss) before provision for income taxes	$42,497	$57,074	$68,875	$28,197	$(36,389)	$9,948
Less equity earnings from unconsolidated subsidiaries	(8,657)	(1,491)	(3,562)	(1,159)	(530)	(252)
Add:
Distributions of income received from unconsolidated subsidiaries	6,269	—	4,775	—	—	—
Fixed charges per above	142,491	120,399	142,519	145,448	123,161	63,723
Total earnings	$182,600	$175,982	$212,607	$172,486	$86,242	$73,419

Ratio of earnings to fixed charges	1.28:1	1.46:1	1.49:1	1.19:1	— (2)	1.15:1

(1)	Interest expense includes amortization of debt discounts and loan issuance costs related to indebtedness.
(2)
Earnings for fiscal 2016 were insufficient to cover fixed charges by $36.9 million. The net loss before provision of income taxes for fiscal 2016 included an aircraft impairment charge of $96.1 million related to three wide-body aircraft and one narrow-body aircraft, which was sold in the third quarter of 2016.